Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 4 DATED JULY 11, 2023

TO THE PROSPECTUS DATED APRIL 24, 2023

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated April 24, 2023 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC. Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following updates:

•	An update to our Suitability Standards, and
•	An update to Our Portfolio section.

Suitability Standards

The following disclosure amends and restates the additional suitability requirements for investors residing in California and Iowa under the section “Suitability Standards” which appears on page ii of the Prospectus.

California – California investors must have either (i) an estimated gross income of at least $65,000 during the current tax year and a net worth of at least $250,000, or (ii) a net worth of at least $500,000. In addition, California investors should limit their investment in us to 10% of the investor’s net worth. For these purposes, “net worth” is exclusive of an investor’s home, home furnishings, and automobiles. An investment in Class D shares or Class I shares by a California investor that is an accredited investor as defined in Regulation D under the Securities Act is not subject to the foregoing concentration limitation.

Iowa – Iowa investors must have either (i) a minimum of $100,000 annual gross income and a net worth of $100,000, or (ii) a net worth of at least $350,000 (exclusive of home, home furnishings and automobiles). In addition, Iowa investors may not invest in aggregate more than 10% of their liquid net worth in us and in the securities of other non-traded direct participation programs (DPPs). “Liquid net worth” is defined as the portion of net worth that consists of cash, cash equivalents, and readily marketable securities. An investment by an Iowa investor that is an accredited investor as defined in Regulation D under the Securities Act is not subject to the foregoing concentration limitation.

Our Portfolio

The following disclosure amends and restates the first paragraph in the sub-section entitled “Overview” under the section “Lawn Doctor” contained within the “Our Portfolio” section which appears on page 100 of the Prospectus.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximately $45.5 million investment consisting of approximately $30.5 million of common equity and an approximately $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses” and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor’s senior management team, we own approximately 61% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor’s senior management team. On June 30, 2023, we made an additional senior debt investment in Lawn Doctor of approximately $29.5 million. The senior debt accrues interest at a variable rate and will mature on February 7, 2025.

The following disclosure amends and restates the sub-section entitled “Overview” under the section “Vektek Holdings” contained within the “Our Portfolio” section, which appears on page 102 of the Prospectus.

Vektek Holdings

Overview. On May 6, 2022, we, through our wholly-owned subsidiary, Vektek Strategic Capital EquityCo, LLC acquired an approximately 84% indirect equity ownership interest in Vektek Holdings, LLC (“Vektek”). Our total investment of $81.3 million in Vektek is comprised of an indirect common equity interest investment of approximately $56.9 million and a concurrent debt investment of approximately $24.4 million made through our wholly-owned subsidiary, Vektek Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by Vektek. At the closing of the transaction, substantially all of the remaining Vektek equity is owned by certain of the pre-closing members of Vektek. On June 30, 2023, we made an additional senior debt investment in Vektek of approximately $25.0 million. The senior debt accrues interest at a variable rate and will mature on May 6, 2029.

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